FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JUNE, 2007

International KRL Resources Corp. (File #00-50902)
(Translation of registrant's name into English)

Suite 1640 -1066 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1
(Address of principal executive offices)

Attachments:

1. News Release dated June 18, 2007- **International KRL Resources Corp. Begins Diamond Drilling At Nor IOCG Project**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____   No _____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.
(Registrant)

Date: July 10, 2007   By: */s/ Seamus Young*
                                          Name
                             Its: President/Director
                                          (Title)

INTERNATIONAL KRL RESOURCES CORP.
TSX-V: IRK
PK (USA): IRKLF
NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)   **DATE: June 18, 2007**

INTERNATIONAL KRL BEGINS DIAMOND DRILLING AT NOR IOCG PROJECT

Vancouver – June 18, 2007 – International KRL Resources Corp. (TSXV:IRK) today announced that the diamond drill program is underway at its multi-element, Nor IOCG (iron oxide-copper-gold with uranium and rare earths) project in the Yukon. The 2007 diamond drill program will test several different uranium and copper targets on the extensive property. Assays will be reported when they are received, compiled and verified.

The Company began mobilizing its crew and equipment on May 15. They have spent the past few weeks preparing the camp, receiving fuel and supplies, ensuring water supplies and preparing drill sites. The Nor property, which covers 23,127 acres (9,363 hectares), is located on the east side of the Richardson Mountains in the Yukon Territory, approximately 395 km north of Dawson City.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a tremendous property portfolio prospective for uranium, copper and gold. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

Judith Mazvihwa
Judith T. Mazvihwa
CFO and Director

For Further Information Please Contact:
International KRL Resources Corp.
Judith T. Mazvihwa, CFO
T: 604-689-0299 E: jmazvihwa@krl.net
TF-Canada: 1-877-689-6130
TF-USA: 1-800-665-3772